August 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Calidi Biotherapeutics, Inc.
Registration Statement on Form S-1
File No. 333-289670

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Calidi Biotherapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 9:00 a.m., Eastern Time, on Wednesday, August 20, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference Carmel LLP, by contacting Rohini Sud at (212) 398-9026 or rsud@srfc.law.

Very truly yours,

/s/ Andrew Jackson
Andrew Jackson Chief Financial Officer